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                                                                  FILE NO.
                                                                  070-06322
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002





                                                      CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2





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
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002
                                   April 2002                  May 2002                  June 2002
                           ---------------------------  -------------------------  --------------------------
                           Tons      Fee      Amount    Tons      Fee      Amount  Tons      Fee      Amount
                           ----      ---      ------    ----      ---      ------  ----      ---      ------
                                  (per ton)   (000)           (per ton)   (000)           (per ton)   (000)
SERVICE TO AFFILIATES

 Mountaineer . . . . . .       54,957  $1.23       68    115,459   $1.23       142     78,534   $1.23      97

 Tanners Creek . . . . .         -     $ -       -        29,416   $1.23        36     27,126   $1.23      33

 Rockport Plant. . . . .      688,080  $1.23      846    825,008   $1.23     1,015    749,601   $1.23     922

 Kammer. . . . . . . . .        9,367  $1.23       12       -      $ -        -          -      $ -      -

SERVICE TO NON-AFFILIATES     667,877  $1.27      847    642,707   $1.22       781    700,698   $1.19     835
-------------------------   ---------          ------  ---------            ------  ---------          ------

    TOTAL. . . . . . . . .  1,420,281          $1,773  1,612,590            $1,974  1,555,959          $1,887
                            =========          ======  =========            ======  =========          ======


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
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002
                                                                    Three
                                                                    Months
                                  April       May        June       Ended
                                  2002       2002        2002      6/30/02
                                 ------     ------      ------     -------
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  591     $  593      $  557     $1,741
Labor-UMW* . . . . . . . . . . .    604        409         254      1,267
Benefits-UMW*. . . . . . . . . .    (24)       109         226        311
Material & Supplies. . . . . . .      8        189         357        554
Billed Services. . . . . . . . .     39         66         104        209
Taxes**. . . . . . . . . . . . .      5        102          10        117
Administrative and General . . .    415        467         241      1,123
Electricity. . . . . . . . . . .     78         75          81        234
                                 ------     ------      ------     ------

          Total. . . . . . . . . $1,716     $2,010      $1,830     $5,556
                                 ======     ======      ======     ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in employee benefits.